FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                         For the Month of April, 2006

                           GRANITE MASTER ISSUER PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                       GRANITE FINANCE FUNDING 2 LIMITED
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

INVESTORS' MONTHLY REPORT
GRANITE MASTER ISSUER PLC
-------------------------

Quarterly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Finance Trustee Limited, Granite Finance Funding Limited and Granite Finance Funding 2 Limited
Period 1 April 2006 - 30 April 2006

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

----------------------------------------------------------------------
Number of Mortgage Loans in Pool                          383,169

Current Balance - Trust Mortgage Assets            (GBP)39,773,621,558

Current Balance - Trust Cash and other Assets      (GBP)2,001,349,027

Last Months Closing Trust Assets                   (GBP)34,997,702,318

Funding share                                      (GBP)15,163,092,789

Funding 2 share                                    (GBP)16,349,227,791

Funding and Funding 2 share                        (GBP)31,512,320,580

Funding and Funding 2 Share Percentage                     75.43%

Seller Share*                                      (GBP)10,262,650,004

Seller Share Percentage                                    24.57%

Minimum Seller Share (Amount)*                     (GBP)2,683,614,500

Minimum Seller Share (% of Total)                           6.42%

Excess Spread last quarter annualised (% of Total)          0.42%
----------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

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                   Number    Principal (GBP)    Arrears (GBP)  By Principal (%)

> = 1 < 3 Months   7,026       748,523,957       6,509,568         1.88%

> = 3 < 6 Months   1,416       138,830,338       3,284,379         0.35%

> = 6 < 9 Months    353         36,555,675       1,457,836         0.09%

> = 9 < 12 Months    42         4,116,950         228,402          0.01%

> = 12 Months         5          368,821           26,075          0.00%

Total              8,842       928,395,741       11,506,260        2.33%
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Properties in Possession

----------------------------------------------------------------------
                          Number        Principal (GBP)  Arrears (GBP)

Total (since inception)    1,244          99,815,513       5,294,737
----------------------------------------------------------------------

----------------------------------------------------------------------
Properties in Possession                              352

Number Brought Forward                                297

Repossessed (Current Month)                            55

Sold (since inception)                                892

Sold (current month)                                   86

Sale Price / Last Loan Valuation                      1.04

Average Time from Possession to Sale (days)           130

Average Arrears at Sale                           (GBP)3,800

Average Principal Loss (Since inception)*         (GBP)2,044

Average Principal Loss (current month)**          (GBP)2,349

MIG Claims Submitted                                   13

MIG Claims Outstanding                                 0

Average Time from Claim to Payment                    104
----------------------------------------------------------------------

* This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
** This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

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                                            Number            Principal (GBP)

Substituted this period                     70,527          (GBP)8,347,921,590

Substituted to date (since 26 March 2001)   857,656         (GBP)83,319,205,106
-------------------------------------------------------------------------------

CPR Analysis

----------------------------------------------------------------------
                                                    % of CPR

Current Month % of CPR - Removals*                   64.20%

Previous Month % of CPR - Removals*                  54.70%

Current Month % of CPR - Non-Removals**              35.80%

Previous Month % of CPR - Non-Removals**             45.30%
----------------------------------------------------------------------

*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)

**Non-Removals are scheduled repayments, overpayments and redemptions

----------------------------------------------------------------------
                                   Monthly         Annualised

Current Month CPR Rate - Total      5.69%            50.49%

Previous Month CPR Rate - Total     4.57%            42.95%
----------------------------------------------------------------------



----------------------------------------------------------------------
Weighted Average Seasoning (by value) Months           23.68

Weighted Average Remaining Term (by value) Years       21.37

Average Loan Size                                   (GBP)103,802

Weighted Average LTV (by value)                        76.71%

Weighted Average Indexed LTV (by value)                71.13%

Non Verified (by value)                                43.45%
----------------------------------------------------------------------

Product Breakdown

----------------------------------------------------------------------
Fixed Rate (by balance)                                56.34%

Together (by balance)                                  25.51%

Capped (by balance)                                     0.19%

Variable (by balance)                                  12.93%

Tracker (by balance)                                    5.03%

Total                                                 100.00%
----------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                  Number         % of Total        Value (GBP)       % of Total

East Anglia        8,153            2.13%           864,687,973          2.17%

East Midlands     27,227            7.11%          2,584,119,037        6.50%

Greater London    45,419           11.85%          7,424,603,124       18.67%

North             35,480            9.26%          2,478,375,957        6.23%

North West        49,572           12.94%          4,256,702,240       10.70%

Scotland          53,284           13.91%          3,971,456,720        9.99%

South East        59,068           15.42%          8,153,964,081       20.50%

South West        26,306            6.87%          3,068,211,466        7.71%

Wales             15,316            4.00%          1,325,038,166        3.33%

West Midlands     25,586            6.68%          2,525,568,021        6.35%

Yorkshire         37,758            9.85%          3,120,894,773        7.85%

Total             383,169           100%           39,773,621,558       100%
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LTV Levels Breakdown

-------------------------------------------------------------------------------
                                Number          Value ((GBP))       % of Total

0% < 25%                        15,157           571,021,821           1.44%

> = 25% < 50%                   46,186          3,567,938,899          8.97%

> = 50% < 55%                   14,200          1,370,406,400          3.45%

> = 55% < 60%                   15,418          1,586,347,704          3.99%

> = 60% < 65%                   17,422          1,910,463,192          4.80%

> = 65% < 70%                   21,430          2,330,921,245          5.86%

> = 70% < 75%                   25,436          3,005,295,447          7.56%

> = 75% < 80%                   26,650          3,305,472,574          8.31%

> = 80% < 85%                   44,925          5,469,416,433         13.75%

> = 85% < 90%                   42,433          5,051,754,204         12.70%

> = 90% < 95%                   73,393          7,408,113,449         18.63%

> = 95% < 100%                  39,451          4,103,704,917         10.32%

> = 100%                         1,068            92,765,274           0.23%

Total                           383,169         39,773,621,558        100.0%
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Repayment Method

-------------------------------------------------------------------------------
                                 Number           Value (GBP)       % of Total

Endowment                        17,647          1,410,791,628           3.55%

Interest Only                    85,366          12,757,723,958         32.08%

Pension Policy                     400             39,236,696            0.10%

Personal Equity Plan               720             52,471,165            0.13%

Repayment                        279,036         25,513,398,111         64.15%

Total                            383,169         39,773,621,558        100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                Number           Value (GBP)        % of Total

Full Time                       330,589         32,492,457,451        81.69%

Part Time                        4,968           358,943,900           0.90%

Retired                          1,309            68,155,708           0.17%

Self Employed                   43,252          6,700,486,395         16.85%

Other                            3,051           153,578,103           0.39%

Total                           383,169         39,773,621,558        100.00%
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----------------------------------------------------------------------
NR Current Existing Borrowers' SVR                        6.59%

Effective Date of Change                            1 September 2005
----------------------------------------------------------------------

Notes    Granite Master Issuer plc - Series 2005-1

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                Outstanding            Rating        Reference Rate      Margin
                                  Moodys/S&P/Fitch

Series 1

A1             $228,571,000          Aaa/AAA/AAA        4.9625%           0.04%

A2          (euro) 285,714,000       Aaa/AAA/AAA        2.7440%           0.04%

A3            $1,100,000,000         Aaa/AAA/AAA        5.0100%           0.08%

A4            $1,100,000,000         Aaa/AAA/AAA        5.0300%           0.10%

A5         (euro) 1,500,000,000      Aaa/AAA/AAA        2.7940%           0.09%

A6           (GBP)750,000,000        Aaa/AAA/AAA        4.7075%           0.12%

B1            $60,500,000             Aa3/AA/AA         5.0600%           0.13%

B2          (euro) 80,000,000         Aa3/AA/AA         2.8940%           0.19%

B3          (GBP)55,000,000           Aa3/AA/AA         4.7775%           0.19%

M1            $65,000,000               A2/A/A          5.1600%           0.23%

M2         (euro) 79,000,000            A2/A/A          2.9840%           0.28%

M3          (GBP)55,000,000             A2/A/A          4.8675%           0.28%

C2         (euro) 139,000,000        Baa2/BBB/BBB       3.2640%           0.56%

C3          (GBP)60,000,000          Baa2/BBB/BBB       5.1475%           0.56%

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Notes    Granite Master Issuer plc - Series 2005-2

-------------------------------------------------------------------------------
              Outstanding           Rating         Reference Rate      Margin
                               Moodys/S&P/Fitch

Series 1

A1          $507,092,947.00       Aaa/AAA/AAA         4.96250%          0.04%

A2        (GBP)104,019,066.00     Aaa/AAA/AAA         4.61913%          0.05%

A3       (euro) 343,262,918.00    Aaa/AAA/AAA         2.65400%          0.05%

A4          $800,000,000.00       Aaa/AAA/AAA         4.85000%          0.08%

A5       (euro) 800,000,000.00    Aaa/AAA/AAA         2.74400%          0.14%

A6         $1,250,000,000.00      Aaa/AAA/AAA         4.90000%          0.13%

A7        (GBP)530,200,000.00     Aaa/AAA/AAA         4.72913%          0.16%

A8        (GBP)250,000,000.00     Aaa/AAA/AAA         4.72913%          0.16%

B1           $90,000,000.00        Aa3/AA/AA          4.91000%          0.14%

B2        (euro) 62,000,000.00     Aa3/AA/AA          2.80400%          0.20%

B3         (GBP)35,100,000.00      Aa3/AA/AA          4.76913%          0.20%

M1           $95,000,000.00         A2/A/A            5.01000%          0.24%

M2        (euro) 70,000,000.00      A2/A/A            2.90400%          0.30%

M3         (GBP)28,100,000.00       A2/A/A            4.88913%          0.32%

C1           $90,000,000.00       Baa2/BBB/BBB        5.27000%          0.50%

C2        (euro) 131,700,000.00   Baa2/BBB/BBB        3.15400%          0.55%
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Notes    Granite Master Issuer plc - Series 2005-3

-------------------------------------------------------------------------------
                 Outstanding       Rating            Reference Rate      Margin
                               Moodys/S&P/Fitch

Series 1

A1               $1,000,000,000.00  Aaa/AAA/AAA      4.88%               -0.04%

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Notes    Granite Master Issuer plc - Series 2005-4

-------------------------------------------------------------------------------
              Outstanding            Rating          Reference Rate      Margin
                                 Moodys/S&P/Fitch

Series 1

A1          $929,112,271.00         Aaa/AAA/AAA          4.95%            0.03%

A2       (euro) 391,946,253.00      Aaa/AAA/AAA         2.644%            0.04%

A3          $996,600,000.00         Aaa/AAA/AAA          4.84%            0.07%

A5      (euro) 1,357,300,000.00     Aaa/AAA/AAA          2.70%            0.10%

A6        (GBP)815,400,000.00       Aaa/AAA/AAA          4.69%            0.12%

B1          $72,500,000.00           Aa3/AA/AA           4.89%            0.12%

B2          $38,500,000.00           Aa3/AA/AA           4.95%            0.18%

B3        (GBP)19,000,000.00         Aa3/AA/AA           4.75%            0.18%

B4       (euro) 56,900,000.00        Aa3/AA/AA           2.78%            0.18%

M1          $64,700,000.00             A2/A/A            4.99%            0.22%

M2          $36,300,000.00             A2/A/A            5.05%            0.28%

M3       (GBP)30,000,000.00            A2/A/A            4.85%            0.28%

M4      (euro) 51,000,000.00           A2/A/A            2.88%            0.28%

C1          $80,400,000.00          Baa2/BBB/BBB         5.20%            0.43%

C2          $44,600,000.00          Baa2/BBB/BBB         5.32%            0.55%

C3       (GBP)10,000,000.00         Baa2/BBB/BBB         5.12%            0.55%

C4      (euro) 76,100,000.00        Baa2/BBB/BBB         3.15%            0.55%
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Notes    Granite Master Issuer plc - Series 2006-1

-------------------------------------------------------------------------------
              Outstanding             Rating        Reference Rate      Margin
                                 Moodys/S&P/Fitch

Series 1

                                   A-1+/P-1/F1+
A1          $776,100,000.00         Aaa/AAA/AAA         4.89%           -0.03%

A2       (euro) 871,500,000.00      Aaa/AAA/AAA         2.606%           0.04%

A3        (GBP)200,000,000.00       Aaa/AAA/AAA         4.63%            0.04%

A4         $1,125,000,000.00        Aaa/AAA/AAA         4.70%            0.04%

A5         $1,552,000,000.00        Aaa/AAA/AAA         4.73%            0.07%

A6      (euro) 1,900,000,000.00     Aaa/AAA/AAA         2.67%            0.10%

A7        (GBP)400,000,000.00       Aaa/AAA/AAA         4.71%            0.12%

A8        (GBP)950,000,000.00       Aaa/AAA/AAA         4.71%            0.12%

B1           $91,200,000.00          Aa3/AA/AA          4.79%            0.13%

B2           $84,100,000.00          Aa3/AA/AA          4.83%            0.17%

B3         (GBP)25,000,000.00        Aa3/AA/AA          4.77%            0.18%

B4        (euro) 94,500,000.00       Aa3/AA/AA          2.75%            0.18%

M1           $81,400,000.00            A2/A/A           4.89%            0.23%

M2           $79,200,000.00            A2/A/A           4.95%            0.29%

M3        (GBP)33,500,000.00           A2/A/A           4.89%            0.30%

M4       (euro) 97,700,000.00          A2/A/A           2.87%            0.30%

C2          $132,400,000.00         Baa2/BBB/BBB        5.26%            0.60%

C3        (GBP)44,200,000.00        Baa2/BBB/BBB        5.19%            0.60%

C4      (euro) 129,000,000.00       Baa2/BBB/BBB        3.17%            0.60%
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Credit Enhancement

-------------------------------------------------------------------------------
                                                         % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent) (GBP)1,161,274,593          6.77%

Class C Notes ((GBP) Equivalent)        (GBP)634,305,141           3.70%
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                                                          % of Funding 2 Share

Class B and M Notes ((GBP) Equivalent) (GBP)1,161,274,593          7.10%

Class C Notes ((GBP) Equivalent)        (GBP)634,305,141           3.88%
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-------------------------------------------------------------------------------
Programme Reserve Required Percent                                        1.65%

Programme Reserve Required Amount                  (GBP)294,325,000       1.80%

Balance Brought Forward                            (GBP)294,325,000       1.80%

Drawings this Period                                       0              0.00%

 *Additions this period                                 (GBP)0            0.00%

Current Balance of Funding 2 & Granite Master
  Issuer Reserve Fund                              (GBP)294,325,000       1.80%

Excess Spread this Period                           (GBP)6,557,429        0.04%
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Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)11 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)11 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.

Excess spread is defined, in any month as cash received from Granite Mortgages Trust in that month plus bank interest due to Funding and Funding 2 and the Issuer/Master Issuer in that month plus/minus amounts due under the basis rate swap agreement less bond interestdue for floating GBP bonds and amounts due to swap counterparties for currency bonds and Fixed Rate GBP bonds.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MASTER ISSUER PLC

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By:  /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date: June 23, 2006

                                    GRANITE FINANCE FUNDING 2
                                    LIMITED

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By: /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date: June 23, 2006

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED

                                    By: /s/ Daniel Le Blancq
                                        --------------------------------------
                                    Name:   Daniel Le Blancq
                                    Title:  Director

Date: June 23, 2006